Filed by VPC Impact Acquisition Holdings

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: VPC Impact Acquisition Holdings

Commission File No. 001-39544

Date: January 12, 2021

On January 11, 2021, further to the announcement by Bakkt Holdings LLC (“Bakkt”) and VPC Impact Acquisition Holdings, a Cayman Islands exempted company (“VIH”), relating to their entry into a definitive agreement for a business combination (the “Proposed Transaction”), Gavin Michael, CEO of Bakkt, gave an interview to Dan Primack of Axios. Excerpts from the transcript of the interview relating to the Proposed Transaction are set forth below.

Dan Primack: Let’s start with the news here. Why bring Bakkt public via a SPAC or even bring it public at all right now given you’re still several months away your kind of big app launch?

Gavin Michael: You know, it’s a great question. I mean, I think the reason why we would do it now is because the SPAC market has shown through other deals that there is really strong appetite for early stage companies like ourselves. And I think the reason for going public now is it allows us to quickly finish the capital raise, it allows us to trade as an independent company, it provides the funding that we need to continue to build out the app, to continue to drive the new products and, you know, look at funding any future acquisitions with its own stock. So now appeared to be the right time, just given the way the market is viewed, given the way SPACs are currently underway and looking at what we’re trying to achieve, it all seemed to be the perfect time to run.

Dan Primack: When I first heard of Bakkt several years ago it was viewed and is largely still viewed as a cryptocurrency wallet. But I know what you guys are trying to do is something much broader, right? That if I had the Bakkt app and it was working the thing you guys keep saying is pay for my Starbucks coffee with Bitcoin and in theory manage loyalty rewards points, other retailers, etc. Are you a crypto company or are you not?

Gavin Michael: So our app completely changes the game for digital wallets. We bring together all forms of digital assets and we take a very broad definition of those digital assets into one place. We’re empowering consumers to really take advantage of these digital assets in their everyday spending. So sure, it means you can buy your morning cup of coffee at Starbucks using Bitcoin, but you can use it using unused airline points. You know, our app enables customers to really convert their digital assets in entirely new ways.

Dan Primack: Can I just ask about the Starbucks example? Given how volatile Bitcoin is and I say this in the context of it hit 40,000 last week for the first time ever; today it’s down to about 32,000. No one would ever want to buy a cup of coffee with Bitcoin would they?

Gavin Michael: So what we’re trying to do is to provide infrastructure to power the wallet of the future. We’re looking to show that consumers we recognize hold value far more than they realize in these digital assets. And what we want to be able to do is just give them the ability to accelerate the shift to the use of digital assets in payments that can be a form of cryptocurrency, or it can be any other form. I mean, you can turn your hotel points into airline miles, you can use Bitcoin to pay for rewards points. We’re really trying to drive an empowerment of the consumer with an app that is easy to navigate, provides profound transparency, and enables merchants to help grow their businesses as well by reaching new customers, and allowing them to do it at a lower cost.

Dan Primack: There’s less than two weeks left in the Trump administration but there’s obviously been a lot of talk about the Treasury possibly finalizing new cryptocurrency rules, specifically for self-hosted wallets. I hear different things internally about how much Mnuchin and Trump are pushing for it or not pushing to get something out. If those rules do come out before the administration ends, how does that impact Bakkt? Are you guys viewed as a self-hosted wallet? And do you want these rules to come out?

Gavin Michael: So our heritage is from ICE. ICE is a company that has the gold standard in applying to/working within the regulatory frameworks. We have a platform that is engineered at a native level to support these digital assets across a wide range of classes. It’s scalable, but importantly, it’s built with strong regulatory and compliance controls. So we have great relationships with our regulators. We spend a lot of time talking to them about the future of regulation, and we believe that we can adapt quickly and readily to the changing regulatory environment that is the space in which we work.

Dan Primack: Wait. I didn’t hear a yes or no in there. I heard some good things but not a yes or no. You know what the general proposal is here – does Bakkt support it?

Gavin Michael: So I’m really here to talk about the app and what we announced this morning.

Dan Primack: But it impacts you, right? You’re going to become a publicly traded company. This is going to be a fairly important piece of legislation or regulation rather that will impact all those things. You gotta have an opinion on that.

Gavin Michael: We believe in the need to continue to drive for regulation around the use of these environments as on-ramps to the financial system. We’re strongly regulated. We have a very strong AML and KYC approach that meets the regulation that’s currently being spoken about. And we believe that we see competitive advantage for the platform that we’ve put together when we think about the regulatory environment within which we work.

Dan Primack: Okay, I’m gonna take that as a dodge but I understand why we’ve been talking about the app but part of the business also is a crypto exchange. It appears you guys are going to get to the public markets before Coinbase, which has filed for an IPO confidentially, hasn’t flipped its documents public. So it’s still at least a month away if not longer. Is it important for Bakkt to be a publicly traded company before Coinbase is to be the one who gets to tell the story first?

Gavin Michael: So I think, you know, again, we’ve spoken about why we’re going public. We believe it allows us to finish our capital raise, it allows us to trade as an independent company. We’re there to really drive this new agenda about bringing together loyalty and commerce platforms to accelerate the shift to digital assets in payments, one of which is crypto. You know, we believe that we are taking institutional grade custody services and making them available to retail customers, and we think that’s going to be great for our customers. We’re going to allow them to be able to trade in that new currency and we’re going to allow them to do it in a very seamless and simple way.

Dan Primack: But you guys are gonna be the first ones kind of telling this story to the Wall Street Journal. It seems like part of the rise over the last 6, 8, 10 months in terms of price has been kind of traditional Wall Street managers – whether it be banks, hedge fund managers – buying into this asset class. Do you think Bakkt going public and Coinbase going public after you, does that help mainstream it more and create more institutional buy-in of crypto?

Gavin Michael: I think it provides more opportunities for consumers who are crypto-curious to be able to easily enter the environment and enter the fray in a very easy-to-use app. We’re allowing customers to be able to move into that space with small steps. You know, taking an existing asset and transferring into a small amount of crypto is something that the platform enables today. We also bring utility to it as well, as we’ve used this example of being able to buy your morning cup of coffee with Bitcoin. So we’re providing utility beyond just viewing it as a commodity for the first time, and that’s what we’re excited about.

Dan Primack: Can I ask about one digital currency in particular which is XRP, created by Ripple, obviously under some pressure right now from regulators. Coinbase has dropped it from its exchange. Does Bakkt currently support trading?

Gavin Michael: It’s not in our platform, no.

Dan Primack: Because of the controversy? Or for some other reason?

Gavin Michael: It’s just not in our platform.

Dan Primack: But there must be a reason? It’s the third largest market cap cryptocurrency in the world.

Gavin Michael: We entered the crypto space through Bitcoin and that was the first currency we’ve made available. We have others that are scheduled to come on board as part of the product development, but XRP is not available.

Dan Primack: Is XRP one of those that are scheduled to come on at some point? Is it on the roadmap?

Gavin Michael: No, it’s not coming on, it’s not coming on at all.

Dan Primack: You’re an interesting person in that you’re really a technologist who works at banks more than a banker who works at a technology company, if I think I understand your background best. I wonder in all the conversations over the last couple days about platforming and deplatforming and who owns the internet and cloud hosting, etc., what are the promises of blockchain – not cryptocurrency, but blockchain technology more broadly – is this idea of decentralization. Should folks be able to foresee a future in which things like social media can also be decentralized as payments have started to be?

Gavin Michael: I think you can see a world where the blockchain starts to play a stronger role in the way we think about future networks and constructing future networks. I don’t think it’s beyond the realm of possibility that we see people think about social platforms being re-based on the blockchain to provide that level of transparency as we move and see what’s happening with decentralized finance. It’s clear that’s going to move into other sectors and other applications. And the blockchain is really the underpinning technology, clearly, that’s going to enable that shift to happen.

Dan Primack: Gavin Michael, the brand new CEO of Bakkt. Thank you so much for joining us.

Gavin Michael: Thank you. Great to be here.

Additional Information and Where to Find It

In connection with the Proposed Transaction, VIH intends to file a registration statement on Form S-4 that will include a proxy statement/prospectus of VIH. This document is not a substitute for the proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of VIH’s ordinary shares in connection with its solicitation of proxies for the vote by VIH’s shareholders with respect to the Proposed Transaction and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in connection with VIH’s change in its jurisdiction of incorporation from the Cayman Islands to the State of Delaware. This document does not contain all the information that should be considered concerning the Proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. VIH’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Proposed Transaction, as these materials will contain important information about Bakkt, VIH and the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BAKKT, VIH, THE PROPOSED TRANSACTION AND RELATED MATTERS.

When available, the definitive proxy statement/prospectus and other relevant materials for the Proposed Transaction will be mailed to shareholders of VIH as of a record date to be established for voting on the Proposed Transaction. VIH’s shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from VIH upon written request to VIH by emailing vihinfo@victoryparkcapital.com or by directing a request to VIH’s secretary at c/o Victory Park Capital Advisors, LLC, 150 North Riverside Plaza, Suite 5200, Chicago, IL 60606.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder. However, VIH, Bakkt, Intercontinental Exchange Holdings, Inc. (“ICE”) and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from VIH’s shareholders in connection with the Proposed Transaction under the rules of the SEC. Information regarding VIH directors and executive officers may be found in its registration statement on Form S-1, including amendments thereto, and other reports which are filed with the SEC. Additional information regarding the participants will also be included in the registration statement on Form S-4 that includes the preliminary proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Bakkt’s industry and market sizes, future opportunities for VIH, Bakkt and the combined company, VIH’s and Bakkt’s estimated future results and the Proposed Transaction, including the implied enterprise value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in VIH’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (i) inability to meet the closing conditions to the Proposed Transaction, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (ii) the inability to complete the Proposed Transaction due to the failure to obtain approval of VIH’s shareholders or Bakkt’s members, the failure to achieve the minimum amount of cash available following any redemptions by VIH’s shareholders or the failure to meet the national stock exchange’s listing standards in connection with the consummation of the Proposed Transaction; (iii) costs related to the Proposed Transaction; (iv) a delay or failure to realize the expected benefits from the Proposed Transaction; (v) risks related to disruption of management time from ongoing business operations due to the Proposed Transaction; (vi) the impact of the ongoing COVID-19 pandemic; (vii) changes in the markets in which Bakkt competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (viii) changes in the markets that Bakkt targets; (ix) risk that Bakkt may not be able to execute its growth strategies, including identifying and executing acquisitions; (x) risks relating to data security; and (xi) risk that Bakkt may not be able to develop and maintain effective internal controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of VIH’s final prospectus dated September 22, 2020 relating to its initial public offering, the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by VIH from time to time with the SEC. These filings identify and address, or will identify and address, other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about VIH and Bakkt or the date of such information in the case of information from persons other than VIH or Bakkt, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Bakkt’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.